Exhibit 99.1

G. WILLI-FOOD INTERNATIONAL REPORTS THE RESULTS OF THIRD QUARTER 2023

YAVNE, Israel – December 21, 2023 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter Fiscal Year 2023

•	Sales for the third quarter of 2023 were NIS 123.9 million (US$ 32.4 million) remain at the same level as in the third quarter of 2022.
•	Gross profit decreased by 30.9% year-over-year to NIS 23.5 million (US$ 6.1 million).
•	Operating profit decreased by 94.7% year-over-year to NIS 0.5 million (US$ 0.13 million).
•	Net profit decreased by 35.6% year-over-year to NIS 4.9 million (US$ 1.3 million(.
•	Cash and securities balance of NIS 221.1 million (US$ 57.9 million) as of September 30, 2023.
•	Basic earnings per share of NIS 0.35 (US$ 0.1).

Management Comment

Zwi Williger & Joseph Williger, Chairmen & CEO of Willi-Food, commented “In the third quarter of 2023, the Company sales remained at the same level compared to the same period last year. We believe that the timing of the holidays (Rosh Hashana) compared to last year's timing, was a significant factor for this stagnation. In addition, our gross margin continues to be negatively affected by the sharp fluctuations in the currency exchange rates. We are working hard to improve the financial results by improving the terms of commercial arrangements with our suppliers and customers. We hope and believe that the hard work will bear fruit and the Company's financial results, sales and gross margin will improve, from the fourth quarter of this year onwards.

"Iron swords" – war

On October 7, 2023, Israel’s security cabinet declared war on Hamas, a militant organization located in the Gaza Strip. Following the commencement of this war, hostilities intensified between Israel and Hezbollah, a militant organization located in Lebanon. The war led to a curtailment of business activities in Israel, evacuation of villages and towns bordering the Gaza Strip and in the north of Israel, a significant call‑up of military reserves (including two of our senior executive employees), limitations on gatherings in places of work and public areas, restrictions on carrying on the operation of schools in the educational system and lower availability of work force. These consequences and restrictions minimized Israeli business operations and affected the country's economic activity. Until the date of this report we have not recognized, a material effect on our operations, and we have had sufficient work force to maintain our business and to support the demand for our products which increased after this war started, particularly products with a long shelf life.

Additionally, recently, major shipping firms announced the suspension of operations through a Red Sea strait. We predict that this development will cause delays, increased costs, and potential disruptions to the arrival of goods imported by the Company from the Far East.

Due to these challenges, as of the date of this report, it remains difficult to accurately assess the extent to which the ongoing conflict may impact our business and financial results in the upcoming quarters and throughout the duration of the war.

Third Quarter Fiscal 2023 Summary

Sales for the third quarter of 2023 were NIS 123.9 million (US$ 32.4 million) remain at the same level as in the third quarter of 2022. One of the reasons for this stagnation is the timing of the Rosh Hashana Holiday which fell on a weekend in the middle of September this year compared to 2022 when the holiday fell on the middle of the week in the end of September. This difference resulted in fewer selling days for the Company

Gross profit for the third quarter of 2023 decreased by 30.9% to NIS 23.5 million (US$ 6.1 million), or 19.0% of revenues, compared to NIS 34.1 million (US$ 8.9 million), or 27.5% of revenues in the third quarter of 2022. The decrease in gross profit was due to (i) increased costs of the Company’s imported products compared to the cost of products in the third quarter of 2022, mainly because of an increase in raw materials and (ii) the weakening of the Israeli shekel in relation to the euro and US$ currencies.

Selling expenses decreased by 7.5% to NIS 17.3 million (US$ 4.5 million) compared to NIS 18.7 million (US$ 4.9 million) in the third quarter of 2022. The decrease was primarily due to a decrease in expenses for advertising and promotion.

General and administrative expenses for the third quarter of 2023 were NIS 5.9 million (US$ 1.5 million), remaining at the same level as in the third quarter of 2022.

Operating profit for the third quarter of 2023 decreased by 94.7% to NIS 0.5 million (US$ 0.13 million) compared to NIS 9.5 million (US$ 2.5 million) in the third quarter of 2022. The decrease was primarily due to the decrease in the gross profit.

Financial income, net for the third quarter of 2023 totaled NIS 5.7 million (US$ 1.5 million) compared to NIS 0.04 million (US$ 0.01 million) in the third quarter of 2022. Financial income for the third quarter of 2023 was comprised mainly of (i) income from revaluation of the Company’s portfolio of securities to fair value in the amount of NIS 2.5 million (US$ 0.65 million) and (ii) interest and dividend income from the Company’s portfolio of securities in the amount of NIS 2.6 million (US$ 0.68 million).

Willi-Food’s income before taxes for the third quarter of 2023 was NIS 6.2 million (US$ 1.6 million) compared NIS 9.6 million (US$ 2.5 million) in the third quarter of 2022.

Willi-Food's net profit in the third quarter of 2023 was NIS 4.9 million (US$ 1.3 million), or NIS 0.35 (US$ 0.09) per share, compared to NIS 7.6 million (US$ 2.0 million), or NIS 0.55 (US$ 0.14) per share, in the third quarter of 2022.

Willi-Food ended the third quarter of 2023 with NIS 221.1 million (US$ 57.9 million) in cash and securities. Net cash used in operating activities for the third quarter of 2023 was NIS 8.4 (US$ 2.1 million).

First Nine Months of Fiscal 2023 Highlights

•	Sales increased by 10.8% to NIS 404.5 million (US$ 105.9 million) from NIS 365.1 million (US$ 95.6 million) in the first nine months of 2022.
•	Gross profit decreased by 16.3% year-over-year to NIS 89.6 million (US$ 23.5 million).
•	Operating income decreased by 56.7% year-over-year to NIS 14.5 million (US$ 3.8 million).
•	Net profit decreased by 27.6% year-over-year to NIS 20.6 million (US$ 5.4 million), or 5.1% of sales.
•	Basic earnings per share of NIS 1.49 (US$ 0.39).

First Nine Months Fiscal 2023 Summary

Sales for the first nine-months period ending September 30, 2023 increased by 10.8% to NIS 404.5 million (US$ 105.9 million) compared to NIS 365.1 million (US$ 95.6 million) in the first nine months of 2022. Sales increased mainly due to increases (i) in the range of the Company's products, (ii) in our inventory levels and its availability for the demand of our products, (iii) in the Company’s efforts to improve presence of the Company’s line of products in stores and (iv) in advertising and promotional campaigns.

Gross profit for the first nine-months of 2023 decreased by 16.3% to NIS 89.6 million (US$ 23.5 million), or 22.2% of revenues, compared to NIS 107.1 million (US$ 28.0 million), or 29.3% of revenues, in the first nine months of 2022. The decrease in gross profit and margin was due to (i) an increase in the costs of the Company’s imported products compared to the cost of products in the third quarter of 2022, mainly because of an increase in raw materials and (ii) the weakening of the Israeli shekel in relation to the euro and dollar currencies.

Selling expenses for the first nine-months of 2023 were NIS 56.0 million (US$ 14.7 million), remaining at the same level compared to first nine-months of 2022.

General and administrative expenses for the first nine-months of 2023 were NIS 19.3 million (US$ 5.1 million), compared General and administrative expenses of NIS 17.3 million (US$ 4.5 million) in the first nine months of 2022. The increase was primarily due to an increase in management compensation and options grants made under the Company's option plan.

Operating profit for the first nine-months of 2023 decreased by 56.7% to NIS 14.5 million (US$ 3.8 million) from NIS 33.4 million (US$ 8.7 million) for the first nine-months of 2022. The decrease was primarily due to an increase in cost of sales and operating costs.

Financial income net, totaled NIS 11.6 million (US$ 3.0 million) compared to financial income, net of NIS 0.9 million (US$ 0.2 million) in the first nine months of 2022. Financial income, net for the first nine months of 2023 was comprised mainly of income interest and dividend income from the Company’s portfolio of securities in the amount of NIS 8.2 million (US$ 2.1 million) and income for revaluation of the Company’s portfolio of securities to fair value in the amount of NIS 2.7 million (US$ 0.7 million).

Willi-Food’s income before taxes for the first nine-months of 2023 was NIS 26.1 million (US$ 6.8 million) compared to NIS 34.4 million (US$ 9.0 million) in the first nine-months of 2022.

Willi-Food's net profit in the first nine-months of 2023 was NIS 20.6 million (US$ 5.4 million), or NIS 1.49 (US$ 0.39) per share, compared to NIS 28.5 million (US$ 7.5 million), or NIS 2.05 (US$ 0.54) per share, recorded in the first nine-months of 2022.

NOTE A: NIS to US$ exchange rate used for convenience only
Convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on September 30, 2023, with U.S. $1.00 equal to NIS 3.82. The translation is made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month period ended September 30, 2023 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 650 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers and 3,000 selling points in Israel and around the world, including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Euro European Dairies, a wholly owned subsidiary that designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: war in Ukraine, the COVID-19 pandemic, disruptions to international commercial shipping and disruptions in commodity pricing monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on March 15, 2023. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)

	September 30,		December 31	September 30,		December 31
	2 0 2 3	2 0 2 2	2 0 2 2	2 0 2 3	2 0 2 2	2 0 2 2
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	121,231	158,016	150,607	31,736	41,365	39,426
Financial assets carried at fair value through profit or loss	99,895	134,506	116,762	26,151	35,211	30,566
Trade receivables	155,857	147,053	165,838	40,800	38,496	43,413
Other receivables and prepaid expenses	8,433	3,161	4,956	2,208	827	1,297
Inventories	75,807	71,811	71,929	19,845	18,799	18,830
Current tax assets	9,556	6,042	3,117	2,502	1,582	816
Total current assets	470,779	520,589	513,209	123,242	136,280	134,348

Non-current assets
Property, plant and equipment	115,789	92,067	99,216	30,311	24,101	25,973
Less - Accumulated depreciation	54,750	51,689	51,533	14,332	13,531	13,490
	61,039	40,378	47,683	15,979	10,570	12,483

Right of use asset	2,729	3,679	3,391	714	963	888
Financial assets carried at fair value through profit or loss	44,505	31,922	44,113	11,651	8,357	11,548
Goodwill	36	36	36	9	9	9
Total non-current assets	108,309	76,015	95,223	28,353	19,899	24,928

	579,088	596,604	608,432	151,595	156,179	159,276
EQUITY AND LIABILITIES

Current liabilities
Current maturities of lease liabilities	1,847	569	2,194	484	149	574
Trade payables	16,873	16,985	24,842	4,417	4,446	6,503
Employees Benefits	4,132	3,744	3,756	1,082	980	983
Other payables and accrued expenses	8,342	8,045	11,836	2,184	2,106	3,098
Total current liabilities	31,194	29,343	42,628	8,167	7,681	11,158

Non-current liabilities
Lease liabilities	1,079	3,310	1,284	282	866	336
Deferred taxes	4,742	1,997	4,198	1,241	523	1,099
Retirement benefit obligation	1,030	1,811	878	270	474	230
Total non-current liabilities	6,851	7,118	6,360	1,793	1,863	1,665

Shareholders' equity
Share capital	1,490	1,490	1,490	390	390	390
Additional paid in capital	172,477	171,115	171,550	45,151	44,794	44,909
Remeasurement of the net liability in respect of defined benefit	(195)	(959)	(195)	(51)	(251)	(51)

Capital fund	247	247	247	65	65	65
Retained earnings	367,652	388,878	386,980	96,244	101,801	101,304
Treasury shares	(628)	(628)	(628)	(164)	(164)	(164)
Equity attributable to owners of the Company	541,043	560,143	559,444	141,635	146,635	146,453

	579,088	596,604	608,432	151,595	156,179	159,276

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Nine months		Three months		Nine months
	ended		ended		ended
	September 30,		September 30,		September 30,
	2 0 2 3	2 0 2 2	2 0 2 3	2 0 2 2	2 0 2 3	2 0 2 2
	NIS				US dollars (*)
	In thousands (except per share and share data)

Sales	404,521	365,124	123,921	123,900	105,896	95,582
Cost of sales	314,895	258,029	100,387	89,829	82,433	67,547

Gross profit	89,626	107,095	23,534	34,071	23,462	28,035

Operating costs and expenses:
Selling expenses	55,982	56,275	17,282	18,678	14,655	14,732
General and administrative expenses	19,311	17,349	5,890	5,856	5,055	4,541
Other income	165	-	140	-	43	-

Total operating expenses	75,128	73,624	23,032	24,534	19,667	19,273

Operating profit	14,498	33,471	502	9,537	3,795	8,762

Financial income	12,142	11,194	5,923	2,616	3,179	2,930
Financial expense	550	10,296	181	2,580	144	2,695
Total financial income	11,592	898	5,742	36	3,035	235

Income before taxes on income	26,090	34,369	6,244	9,573	6,830	8,997
Taxes on income	5,471	5,881	1,339	1,951	1,432	1,539
Profit for the period	20,619	28,488	4,905	7,622	5,398	7,458

Earnings per share:
Basic / Diluted earnings per share	1.49	2.05	0.35	0.55	0.39	0.54

Shares used in computation of basic / diluted EPS	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017
Actual number of shares	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Nine months		Three months		Nine months
	ended		ended		ended
	September 30,		September 30,		September 30,
	2 0 2 3	2 0 2 2	2 0 2 3	2 0 2 2	2 0 2 3	2 0 2 2
	NIS				US dollars (*)
	(in thousands)

CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	20,619	28,488	4,905	7,622	5,398	7,458
Adjustments to reconcile net profit to net cash used to continuing operating activities (Appendix A)	(12,225)	(18,996)	19,817	5,251	(3,200)	(4,973)

Net cash from continuing operating activities	8,394	9,492	24,722	12,873	2,198	2,485

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(16,548)	(4,823)	(7,572)	(1,447)	(4,332)	(1,263)
Proceeds from sale of marketable securities, net	19,772	9,833	3,739	(2,223)	5,176	2,574

Net cash used in (from) continuing investing activities	3,224	5,010	(3,833)	(3,670)	844	1,311

CASH FLOWS - FINANCING ACTIVITIES
Lease liability payments	(1,681)	(1,611)	(727)	(583)	(440)	(422)
Dividend	(39,946)	(39,932)	(9,997)	(19,965)	(10,457)	(10,453)

Net cash used to continuing financing activities	(41,627)	(41,543)	(10,724)	(20,548)	(10,897)	(10,875)

Increase (decrease) in cash and cash equivalents	(30,009)	(27,041)	10,165	(11,345)	(7,856)	(7,079)

Cash and cash equivalents at the beginning of the financial period	150,607	195,718	110,916	171,251	39,426	51,235

Exchange losses (profit) on cash and cash equivalents	633	(10,661)	150	(1,890)	166	(2,791)

Cash and cash equivalents of the end of the financial year	121,231	158,016	121,231	158,016	31,736	41,365

(*)          Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX A TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

CASH FLOWS - OPERATING ACTIVITIES:

A.          Adjustments to reconcile net profit to net cash from operating activities:

	Nine months		Three months		Nine months
	ended		ended		ended
	September 30,		September 30,		September 30,
	2 0 2 3	2 0 2 2	2 0 2 3	2 0 2 2	2 0 2 3	2 0 2 2
	NIS				US dollars (*)
	(in thousands)

Decrease (increase) in deferred income taxes	544	(20)	397	(201)	142	(5)
Unrealized loss (gain) on marketable securities	(3,297)	8,885	(2,744)	1,892	(863)	2,326
Depreciation and amortization	5,008	4,958	1,672	1,660	1,311	1,298
Capital gain on disposal of property plant and equipment	(25)	-	-	-	(7)	-
Exchange gain (losses) on cash and cash equivalents	(633)	10,661	(150)	1,890	(166)	2,791
Unrealized gain of financial liabilities at fair value through profit or loss	-	(13,960)	-	(1,310)	-	(3,654)
Stock based compensation reserve	926	355	236	355	242	93

Changes in assets and liabilities:
Increase (decrease) in trade receivables and other receivables	10,882	(496)	5,487	8,588	2,849	(130)
Decrease (increase) in inventories	(3,878)	(12,283)	22,495	2,066	(1,015)	(3,215)
Decrease in trade and other payables, and other current liabilities	(10,935)	(6,073)	(5,176)	(6,767)	(2,863)	(1,590)
Cash generated used in (from) operations	(1,408)	(7,973)	22,217	8,173	(370)	(2,087)
Income tax paid	(10,817)	(11,023)	(2,400)	(2,922)	(2,832)	(2,886)
Net cash flows from (used in) operating activities	(12,225)	(18,996)	19,817	5,251	(3,202)	(4,973)

 (*)          Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il